RITE AID CORPORATION
30 Hunter Lane
Camp Hill, PA 17011

August 30, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Suying Li / Rufus Decker

Re:	Rite Aid Corporation
Form 10-K for Fiscal Year Ended March 3, 2018
Filed April 26, 2018
Form 10-Q for Fiscal Quarter Ended June 2, 2018
Filed July 6, 2018
 File No. 001-05742

Dear Ms. Li and Mr. Decker:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated August 17, 2018 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended March 3, 2018, filed by Rite Aid Corporation (the “Company”) on April 26, 2018, and the Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended June 2, 2018, filed by the Company on July 6, 2018.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for Fiscal Year Ended March 3, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations
Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share and Other Non-GAAP Measures, page 61

1. Please separately disclose the purpose for removing the amounts below in computing the applicable non-GAAP measures:
•	Amortization of EnvisionRx intangible assets and
•	LIFO (credit) charge.

Also, tell us how you determined the adjustment to remove the amortization of EnvisionRx intangible assets does not substitute individually-tailored income or expense recognition methods for those of GAAP. Refer to Question 100.04 of the Division's Non- GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to the Staff’s comment regarding the removal of amortization of EnvisionRx intangible assets from Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share and the LIFO (credit) charge from Adjusted EBITDA, Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share, the Company considered the following:

Adjustment to remove the amortization of EnvisionRx intangible assets:

In connection with our June 24, 2015 acquisition of EnvisionRx, we recorded fair value adjustments to EnvisionRx’s intangible assets as required under Accounting Standards Codification 805 – Business Combinations

(“ASC 805”).  The fair value adjustments resulted in a significant increase in the carrying value of those intangible assets, and consequently increased the related non-cash amortization expense.  Had EnvisionRx not been acquired, the organically grown intangible assets would not have been reflected as assets on EnvisionRx, and consequently, there would be no related amortization expense.  The inclusion of this incremental amortization of EnvisionRx intangible assets results in lower net income at EnvisionRx, as determined on a GAAP basis, than the net income which would have been generated had the fair value adjustments not been made. The Company also notes that removing the impact of amortization of acquired intangible assets is consistent with the presentation of non-GAAP measures as provided by other companies within our industry, as the impact of such amortization can vary substantially from company to company depending upon the nature and extent of acquisitions.

Adjustment to remove the impact of LIFO (credit) charge:

We have determined that removing the impact of our LIFO (credit) charge from net income, as calculated on a GAAP basis, eliminates the non-cash impact of inflation or deflation on our operating results, and as such, allows for greater comparability of our operating results on a period by period basis.  The Company incurred LIFO (credit) charge of $(28,827), $(3,721) and $7,892 for fiscal 2018, fiscal 2017 and fiscal 2016, respectively, however historically, the amount of variance has been much more significant in certain periods.  Similarly, the impact of the LIFO inventory costing method can cause results to vary substantially from company to company depending upon whether they elect to utilize LIFO and depending upon which method they may elect. The Company also notes that removing the impact of LIFO (credit) charge is consistent with the presentation of non-GAAP measures as provided by other companies within our industry.

In light of the Staff’s comment, in order to provide additional clarity in our financial reporting, in future filings beginning with the FY 2019 second quarter Form 10-Q, the Company will modify its description of Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share to reflect the following (changed language shown underlined):

The following is a reconciliation of our net income from continuing operations to Adjusted Net (Loss) Income and Adjusted Net (Loss) Income per Diluted Share for the thirteen and twenty-six week periods ended September 1, 2018 and September 2, 2017. Adjusted Net Income (Loss) is defined as net income (loss) excluding the impact of amortization of EnvisionRx intangible assets, merger and acquisition-related costs, loss on debt retirements, LIFO adjustments, and the Walgreens Boots Alliance merger termination fee. We calculate Adjusted Net Income (Loss) per Diluted Share using our above-referenced definition of Adjusted Net Income (Loss). We believe Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share are useful indicators of our operating performance without regard to items, such as amortization of EnvisionRx intangible assets, as the impact of such amortization can vary substantially from company to company depending upon the nature and extent of acquisitions. Similarly, the impact of the LIFO inventory costing method can cause results to vary substantially from company to company depending upon whether they elect to utilize LIFO and depending upon which method they may elect.

In determining that the adjustment to remove the amortization of EnvisionRx intangible assets to arrive at Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share does not substitute individually-tailored income or expense recognition methods for those of GAAP, the Company considered the criteria as provided in Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“CDI”).

Based on the Company’s evaluation of Question 100.04 and Rule 100(b) of Regulation G and the various definitions provided therein, the Company determined that the adjustment to remove the amortization of EnvisionRx intangible assets does not constitute an individually tailored accounting principle as the Company is not substituting an alternative accounting method of determining the amortization of EnvisionRx intangible assets.  Rather than substituting an alternative accounting method for determining amortization of EnvisionRx intangible assets, the Company is removing the entire amount of amortization of EnvisionRx intangible assets when determining Adjusted Net (Loss) Income and Adjusted Net (Loss) Income per Diluted Share.

During the development process of its Non-GAAP measures, specifically the nature of the items that are included in the adjustments to net income (loss), as determined on a GAAP basis, the Company selected those items that help provide its investors and other stakeholders with greater transparency into its ongoing operating results and enable them to better compare our operating performance with the operating performance of our competitors including with those of our competitors having different capital structures and having differences in book values of intangible assets depending upon the nature and extent of acquisitions.  These types of adjustments also allow for a more consistent measure of our business performance on a period over period basis.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 79

2. Please revise the other assets and liabilities, net line item to present changes in other assets separately from other liabilities and further breakout any material components. Refer to ASC paragraphs 230-10-45-7 and 45-29.

In response to the Staff’s comment, per ASC paragraphs 230-10-45-7 and 45-29, the reconciliation of net income of a business entity to net cash flow from operating activities should separately report all major classes of reconciling items, including, at a minimum, changes during the period in receivables pertaining to operating activities, in inventory, and in payables pertaining to operating activities.  Entities are encouraged to provide further breakdowns of those categories that they consider meaningful.  Additionally, information about the gross amounts of cash receipts and cash payments during a period is more relevant than information about the net amounts of cash receipts and payments.

Based on the above guidance the Company has complied with the requirements of ASC paragraphs 230-10-45-7 and 45-29 in all material respects.  Nevertheless, in light of the Staff’s comment, in order to provide additional clarity in our financial reporting, in future filings, beginning with the FY19 second quarter Form 10-Q, the Company will present changes in other assets separately from other liabilities on the face of the Consolidated Statements of Cash Flows, and provide supplemental disclosure of any material items within those line items within the notes to the consolidated financial statements.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Vendor Rebates and Allowances and Purchase Discounts, page 88

3. You discuss here and on pages 21, 24 and 61 the arrangements you have with vendors and manufacturers to provide you with rebates and other allowances. Please tell us the amounts of accounts receivable due from vendors and manufacturers as of each balance sheet date presented and explain why you have not separately disclosed these amounts pursuant to Rule 5-02.3 of Regulation S-X.

In response to the Staff’s comment, the amounts of accounts receivable due from vendors and manufacturers as of March 3, 2018 and March 4, 2017 are as follows:

Retail Pharmacy Segment:

The Retail Pharmacy Segment has $139,470 and $148,163 of accounts receivable due from vendors and manufacturers as of March 3, 2018 and March 4, 2017, respectively.  These amounts are included as reductions of accounts payable in accordance with ASC 210-20-45, as these amounts represent purchasing discounts that are deducted from the amounts due to the corresponding vendors with all criteria of setoff being met.

Pharmacy Services Segment:

The Pharmacy Services Segment has manufacturer rebates receivables of $370,861 and $379,374 included in its accounts receivable as reported on its Consolidated Balance Sheets as of March 3, 2018 and March 4, 2017, respectively.

In light of the Staff’s comment, in order to provide additional clarity in our financial reporting, in future filings beginning with the FY 2019 second quarter Form 10-Q, the Company will disclose the amounts due from manufacturers included in accounts receivable within the notes to the consolidated financial statements.

Form 10-Q for Fiscal Quarter Ended June 2, 2018

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations
Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share and Other Non-GAAP Measures, page 44

4. Please revise your disclosure to breakout the amounts included in the Other line item into separate reconciling items in arriving at Adjusted EBITDA. Also, disclose the purpose for adjusting for revenue deferrals related to your customer loyalty program. In addition, tell us how you determined this adjustment does not substitute individually-tailored income or expense recognition methods for those of GAAP. Refer to Question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to the Staff’s comment, in future filings, beginning with the FY 2019 second quarter Form 10-Q, the Company will revise its reconciliation of net income to Adjusted EBITDA to include the significant components to arrive at Adjusted EBITDA that were previously reported in Other as noted below.

For the thirteen week period ended June 2, 2018
(dollars in millions)

Net loss	$(41.7)
Interest expense	62.8
Income tax benefit	(9.5)
Depreciation and amortization expense	94.5
LIFO charge	10.0
Lease termination and impairment charges	9.8
Loss on debt retirements, net	0.5
Revenue deferrals related to our customer loyalty program	9.3
Merger and acquisition fees	7.2
Stock based compensation expense	5.0
Inventory write downs related to store closing	3.8
Gain on sale of assets, net	(5.9)
Other	1.5
Adjusted EBITDA	$147.3

In light of the Staff’s comment, in order to provide additional clarity in our financial reporting, in future filings beginning with the FY 2019 second quarter Form 10-Q, the Company will modify its description of Adjusted EBITDA to reflect the following (changed language shown underlined):

In addition to net income (loss) determined in accordance with GAAP, we use certain non-GAAP measures, such as “Adjusted EBITDA”, in assessing our operating performance. We believe the non-GAAP metrics serve as an appropriate measure in evaluating the performance of our business. We define Adjusted EBITDA as net income (loss) excluding the impact of income taxes, interest expense, depreciation and amortization, LIFO adjustments, charges or credits for facility closing and impairment, inventory write-downs related to store closings, debt retirements, the Walgreens Boots Alliance merger termination fee, stock-based compensation expense, merger and acquisition-related costs, severance and costs related to facility closures, gain or loss on sale of assets, and revenue deferrals related to our customer loyalty program. We reference this particular non-GAAP financial measure frequently in our decision-making because it provides supplemental information that facilitates internal comparisons to the historical periods and external comparisons to competitors without regard to items, such as the impact of the LIFO inventory costing method which can cause results to vary substantially from company to company depending upon whether they elect to utilize LIFO and depending upon which method they may elect, and the impact of revenue deferrals under our customer loyalty program which can also cause results to vary substantially from company to company depending on the type of loyalty program, if any, that other companies have adopted.  In addition, incentive compensation is primarily based on Adjusted EBITDA and we base certain of our forward-looking estimates on Adjusted EBITDA to facilitate quantification of planned business activities and enhance subsequent follow-up with comparisons of actual to planned Adjusted EBITDA.

The Company adopted its wellness + customer loyalty program (“Loyalty Program”) during Fiscal 2011.  In connection with the adoption of the Loyalty Program, the Company determined that the associated revenue deferred under the Loyalty Program should be added back when determining Adjusted EBITDA to facilitate comparisons to prior periods and to the operating results of competitors with loyalty programs that have different features than ours or companies without loyalty programs.  During 2016, the Company evaluated the Loyalty Program addback in light of the additional guidance provided by the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.  Although Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations indicate that revenue adjustments may be inconsistent with Rule 100(b) of Regulation G, the Company continues to believe this addback is beneficial because it helps facilitate comparisons to prior periods and to the operating results of competitors with loyalty programs that have different features than ours or companies without loyalty programs.  Because of this, and because the addback amount has not been material in recent years (as noted on the table below), the Company has continued to include this adjustment to Adjusted EBITDA.

Fiscal Year	Adjustment – increase (decrease)
(amounts in thousands)

2018	$40
2017	$(7,837)
2016	$(544)
2015	$4,851
2014	$2,679

*       *        *

If you have any questions with respect to the foregoing, please contact me at (717) 975-5838.

Very truly yours,

Rite Aid Corporation

By:	/s/ Darren W. Karst
Darren W. Karst
Senior Executive Vice President,
Chief Financial Officer and Chief Administrative Officer

cc:	Michael J. Zeidel
Matthew Schroeder
Brian Hoover